UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated August 7, 2023, announcing the results of trading in STMicroelectronics' own shares as part of the previously announced share buy-back program for the period from July 31, 2023 to August 4, 2023.

PR N°C3195C

STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Jul 31, 2023 to Aug 04, 2023

AMSTERDAM – August 7, 2023 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Jul 31, 2023 to Aug 04, 2023 (the “Period”), of 153,252 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 46.8093 and for an overall price of EUR 7,173,612.30.

The purpose of these transactions under article 5(2) of Regulation (EU) 596/2014 (the Market Abuse Regulation) was to meet obligations arising from share option programmes, or other allocations of shares, to employees or to members of the administrative, management or supervisory bodies of the issuer or of an associate company.

The shares may be held in treasury prior to being used for such purpose and, to the extent that they are not ultimately needed for such purpose, they may be used for any other lawful purpose under article 5(2) of the Market Abuse Regulation.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STMicroelectronics (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of shares purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
31-Jul-23	1,013	47.9028	48,525.54	XPAR
1-Aug-23	30,000	48.5324	1,455,972.00	XPAR
2-Aug-23	25,000	47.8627	1,196,567.50	XPAR
3-Aug-23	67,817	46.1158	3,127,435.21	XPAR
4-Aug-23	29,422	45.7179	1,345,112.05	XPAR
Total for Period	153,252	46.8093	7,173,612.30

Following the share buybacks detailed above, the Company holds in total 6,478,357 treasury shares, which represents approximately 0.7% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of the Market Abuse Regulation and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/stock-and-bond-information/share-buyback).

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal of becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 7, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience